DynTek, Inc.

19700 Fairchild Road, Suite 230

Irvine, California 92612

February 5, 2007

VIA FACSIMILE (202-772-9209) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                       Elaine Wolff

Branch Chief

Re:                             DynTek, Inc.

File No. 333-135056

Responses to SEC Staff comments made by letter dated January 9, 2007

Dear Ms. Wolff:

Set forth below are the responses of DynTek, Inc. (the “Company”), to the SEC Staff comments made by letter dated January 9, 2007 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 (File No. 333-135056), originally filed on June 16, 2006, and as amended on August 8 and December 11, 2006, and February 5, 2007, respectively (as may be further amended or supplemented, the “Registration Statement”).  The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

1.                                     We note your response to prior comment 1.  Given that you sold an additional convertible note under the Amended Note Purchase Agreement after you filed this registration statement, it does not appear that you completed the private placement of the Convertible Notes at the time you filed this registration statement.  It is not appropriate to register the resale of shares underlying the convertible notes before the private placement is completed.  Accordingly, please withdraw this registration statement and file a new registration statement covering the resale of shares underlying all convertible notes issued under the Note Purchase Agreement and the Amended Note Purchase Agreement.

Response:                                         Pursuant to discussions with the Staff, the Company has filed an amendment to the pending Registration Statement wherein the Company has deleted from the Registration Statement the registration for resale of the shares underlying the additional convertible note that we issued to Trust A 4 - Lloyd I. Miller on September 26, 2006.

2.                                     Because you sold an additional convertible note while the registration statement was pending it appears that the registration statement constitutes a general solicitation for the private placement making Section 4(2) unavailable for the transaction.  If you choose to file a new registration statement for the resale of these shares, please include disclosure describing the violation of Section 5 of the Securities Act and the associated rescission risks.  Include additional disclosure regarding any contingent liability in the Management’s Discussion and Analysis section and the notes to your financial statements.

Response:                                         The Company informs the Staff that it has revised the Risk Factors section of the Registration Statement, beginning on page 3 of the enclosed marked copy, to describe the possible Section 5 violation and the corresponding risks of rescission.  On February 2, 2007, the Company obtained waivers and releases from each of the purchasers of the convertible notes of any rescission rights arising from a Section 5 violation. Therefore, the Company will not record any contingent liability in connection therewith and disclosure has been included in the Registration Statement to that effect.

If you have any questions regarding the responses set forth herein or require additional information, please contact me at (949) 271-6710 or Christopher D. Ivey, the Company’s legal counsel, at (949) 725-4121.

Sincerely,

/s/ Mark E. Ashdown
Mark E. Ashdown
Chief Financial Officer

cc:                                 David H. Roberts

Casper W. Zublin, Jr.

Christopher D. Ivey, Esq.

Joshua A. Lane, Esq.